# UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
### WASHINGTON, D.C. 20549

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# FORM 8-K

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**CURRENT REPORT**
**PURSUANT TO SECTION 13 OR 15(d)**
**OF THE SECURITIES EXCHANGE ACT OF 1934**

**Date of report (Date of earliest event reported): June 14, 2022**

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# The Jones Financial Companies, L.L.L.P.
**(Exact Name of Registrant as Specified in Its Charter)**

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| Missouri | 0-16633 | 43-1450818 |
|---|---|---|
| **(State or Other Jurisdiction of Incorporation)** | **(Commission File Number)** | **(IRS Employer Identification No.)** |

| 12555 Manchester Road, Des Peres, Missouri | 63131 |
|---|---|
| **(Address of Principal Executive Offices)** | **(Zip Code)** |

**(314) 515-2000**
**(Registrant's Telephone Number, Including Area Code)**

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Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

| Title of each class | Trading Symbol(s) | Name of each exchange on which registered |
|---|---|---|
| None | N/A | N/A |

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

**Item 5.02.**     **Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.**

After twenty-six years of service to Edward D. Jones & Co., L.P. ("Edward Jones") and The Jones Financial Companies, L.L.L.P. (the "Partnership," together with Edward Jones, the "firm"), Kevin D. Bastien, principal of the Partnership, member of the Partnership's Enterprise Leadership Team and the firm's Chief Strategy Officer, has announced his intention to retire effective December 31, 2022.

Mr. Bastien joined Edward Jones in 1996 and was named a principal in 1998, initially having responsibility for various areas of the Finance division including tax, partnership accounting, coordinating overall finance support for international operations, and the Sourcing office, which negotiates all of the firm's financial commitments. From January 2009 to November 2021, Mr. Bastien served as the firm's Chief Financial Officer, leading both the Finance division and Firm Strategy as well as serving on the Partnership's Audit Committee and, beginning in 2010, the Partnership's Executive Committee (now known as the Enterprise Leadership Team). As Chief Strategy Officer, Mr. Bastien continues to be responsible for developing firm strategy and the strategic planning process.

**Item 9.01.**     **Financial Statement and Exhibits.**

(d) Exhibits.

104     Cover Page Interactive Data File (embedded within the Inline XBRL document)

## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

THE JONES FINANCIAL COMPANIES, L.L.L.P.

Date: June 14, 2022

By:    /s/ Andrew T. Miedler

Name:    Andrew T. Miedler
Title:    Chief Financial Officer